Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on May 30, 2024:

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

May 30, 2024

Dear Glatfelter Colleagues,

Today I am pleased to provide a high-level overview of NewCo’s go-forward organizational structure along with the currently identified leadership positions to be effective on the day of closing, with a focus on the roles related to the core business and organizational integration. Additional announcements will be made in the future.

Over the last few months, I have met with the Board of Directors of Glatfelter and Berry, as well as senior leaders from both organizations to align and create the best operating model for NewCo to ensure we are ready on day one to meet and exceed our business objectives and stakeholder expectations.

NewCo’s Operating Model

●	It is intended that NewCo will be structured using a regional operating model, with two primary regions – one for the Americas (North, South, and Latin Americas) and a second region for Europe, Middle East, Asia and all remaining locations throughout the globe (EMEIA & rest of world).

●	The regional structure is reliant on decision making at the local level, expediting our ability to take the actions required to successfully operate our business in the fast-paced markets where we compete. While this structure differs from Glatfelter’s current global functional operating model, it is a proven approach for the majority of NewCo’s business that will come from Berry and I am confident it will support a winning operating model for the start and on-going success of NewCo.

●	Under this approach, Glatfelter’s Composite Fibers business and the specialty businesses for both Berry and Glatfelter will be fully integrated into the regions. This approach reinforces the importance of these markets and customers to NewCo’s strategic growth plans.

●	For Glatfelter employees specifically, the change to a regional structure should not materially impact your day-to-day job functions. Employees with global responsibilities will continue to operate within their normal duties. There may be instances where certain roles will have a shift in their regional responsibilities or other certain expanded responsibilities to best position the team to address business needs if we determine those roles would better serve in support of a region. However, those decisions would not be made until a later time once work in earnest on this new structure moves forward in each region.

●	Local employee representatives and employees, as the case may be, will continue to be involved as required within the context of the decisions to be made or implemented.

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

NewCo’s Leadership Team

While the organizational structure sets a solid foundation for NewCo, success requires a collective effort of all valued team members. I am excited to communicate a second round of appointments to NewCo leadership positions, representing both the current Glatfelter and HH&S teams. Additional announcements will be made in the future.

It is important to note this is not the full team that will report into each of these leaders. With this announcement, we will begin the important process of assembling these organizations and will continue to share details as they emerge.

Jim Till and Tarun Manroa were previously announced and will assume the roles of CFO & Treasurer and Chief Operating Officer, respectively. Phil Lerro is currently Glatfelter’s Chief Information Officer and will assume the role for NewCo.

Achim Schalk will assume the role of President - EMEIA & Asia. This position will include responsibility for the combined Glatfelter and HH&S businesses in Europe and Asia.

David Parks will assume the role of President – Americas. This position will include responsibility for the combined Glatfelter and HH&S businesses in the Americas. Patricia Sargeant will have responsibility for North American Sales for the combined Glatfelter and HH&S business.

Eileen Beck is currently the Senior Vice President, Global Human Resources & Administration at Glatfelter and will assume the Global role to lead Human Resources.

Kathy Vanderheyden is currently Vice President of Operations for Glatfelter’s Airlaid and Hygiene business, along with global safety and quality, and will assume the Global role to lead Business Excellence & Integration, Quality, Regulatory and EHS.

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

Paul Harmon will lead Global Innovation, Sustainability, Corporate Branding and Marketing.

Robert Weilminster will lead Corporate Development, Strategy, Investor Relations and Integration. Dustin Heslep will be a key member of Robert’s team supporting major initiatives related to the team’s function.

I also want to recognize several key Glatfelter senior leaders who have been requested to continue in their current roles through the closing of the NewCo transaction and will then leave the business to pursue other career opportunities: Boris Illetschko, Chief Operating Officer; Will Wiley, S&OP & Global Operations for Composite Fibers and Sontara; and Vishal Bansal, Global Innovation, ESG, and Product Sustainability. Thomas and I are grateful for their continued support and efforts in running the day-to-day business and thank them for leading their teams through the many important integration initiatives required to successfully launch NewCo.

Closing Thoughts

As we share additional details regarding the newly named leaders and the organizational structure in the weeks ahead, I ask each of you to continue to perform at your highest level to deliver on our 2024 commitments, which is extremely important as we position our new company for success.

Stay tuned for more exciting news over the summer months, which will include the announcement of our much-anticipated new name, logo, and brand!

Curt Begle

President, Health, Hygiene & Specialties

An Important Message from Curt Begle, President, Berry Health, Hygiene & Specialties

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation (“Berry”), and Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at www.ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter's 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer, James M. Till, the current Executive Vice President and Controller of Berry, will be appointed as Executive Vice President, Chief Financial Officer & Treasurer, and Tarun Manroa, the current Executive Vice President and Chief Strategy Officer of Berry, will be appointed as Executive Vice President, Chief Operating Officer, of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.